

July 12, 2024

Claudia Walsh
General Counsel
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

Re: TaskUs, Inc.
      Registration Statement on Form S-3
      Filed July 5, 2024
      File No. 333-280707

Dear Claudia Walsh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Edgar J. Lewandowski